Exhibit 19.1

BONE BIOLOGICS CORPORATION INSIDER TRADING POLICY

INTRODUCTION

Bone Biologics Corporation and its subsidiaries (the “Company”) is subject to various federal and state laws and regulations governing trading in its securities. It is the policy of the Company to comply fully, and to assist its employees in complying fully, with these laws and regulations. This Policy applies to all members of the Company’s Board of Directors, officers, employees, those acting on behalf of the Company such as agents, and consultants, as well as members of such persons’ immediate families and households. This Policy also applies to entities or accounts that are under the influence of or control of such individuals or their family members, including corporations, partnerships or trusts. All references in this Policy to employees of the Company should be read to include all such persons listed in the preceding sentences.

The Company depends upon the conduct and diligence of its employees, in both their professional and personal capacities, to ensure full compliance with this Policy. This Policy provides procedures and guidelines with respect to transactions in the Company’s securities, the protection of material, non-public information and the standard of conduct expected of the Company’s employees in this highly sensitive area. It is the personal obligation and responsibility of each employee to act in a manner consistent with this Policy.

INSIDER TRADING BACKGROUND

“Insider trading” is a top enforcement priority of the Securities and Exchange Commission (“SEC”), the Nasdaq Stock Market, LLC (“Nasdaq”) and the Department of Justice. Criminal prosecutions for insider trading are commonplace and may result in fines and/or imprisonment. Violation of this Policy could also be grounds for dismissal from the Company.

What is insider trading? The prohibition against such trading generally is understood to prohibit (1) trading on the basis of material, non-public information, (2) disclosing or “tipping” material, non-public information to others or recommending the purchase or sale of securities on the basis of such information or (3) assisting someone who is engaged in any of the above activities.

Who is an insider? The term “insider” applies to anyone who, by virtue of a special relationship with the Company, possesses material, non-public information regarding the business of the Company.

An individual can be considered an insider for a limited time with respect to certain material, non-public information even though he or she is not a director or officer. For example, an assistant who knows that an acquisition is about to occur may be regarded as an insider with respect to that information until the news of such acquisition has been fully disclosed to the public.

What is material, non-public information? Information is generally deemed to be “material” if there is a substantial likelihood a “reasonable investor” would rely on it in deciding to purchase, sell or hold a security to which the information relates. As a practical matter, materiality often is determined after the fact, when it is known that someone has traded on the information and after the information itself has been made public and its effects upon the market are more certain.

Examples of information that is generally regarded as material are:

●	Financial results;
●	Projections that significantly differ from external expectations;
●	Major proposed or pending acquisitions, investments, divestitures, mergers or tender offers;
●	Major licensing agreements;
●	Securities offerings, financings, significant grants, or restructurings;
●	Significant project or product developments;
●	The results of clinical trials sponsored by the Company;
●	Significant business trends and metrics;
●	Changes in key personnel;
●	Changes in business strategies;
●	Changes in the Company’s dividend policy;
●	Stock splits;
●	Stock buy-backs;
●	News of a significant cybersecurity breach;
●	Positive or negative developments in outstanding significant litigation;
●	Actual or threatened significant litigation or inquiry by a governmental or regulatory authority;
●	Events that may result in the creation of a significant reserve or write-off or other significant adjustments to the financial statements; and
●	Any other facts which might cause the Company’s financial results to be substantially affected.

“Non-public” information is any information that has not been previously disclosed and is not otherwise available to investors generally. Filings with the SEC and press releases are generally regarded as public information. Information about undisclosed financial results or a possible merger, acquisition or other material development, whether concerning the Company or otherwise, and obtained in the normal course of employment or through a rumor, tip or just “loose talk”, is not public information. Information should be considered “non-public” until the beginning of the second (2nd) Trading Day (as defined below) after such information has been disseminated widely to the general public through press releases, news tickers, newspaper items, quarterly or annual reports or other widely disseminated means. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material non-public information.

For purposes of this Policy, a “Trading Day” shall mean a day on which Nasdaq is open for trading.

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Potential Criminal and Civil Liability and/or Disciplinary Action. The Securities Exchange Act of 1934, as amended (the “Exchange Act”), and specifically Rule 10b-5 of the Exchange Act, makes it unlawful for any person to make false statements or omit to state material facts in connection with the purchase or sale of any security. There are no limits on the size of a transaction that will trigger insider trading liability. In the past, relatively small trades have resulted in SEC investigations and lawsuits.

Individuals found liable for insider trading face penalties of up to three (3) times the profit gained or loss avoided, a criminal fine of up to $5 million and up to twenty (20) years in jail. In addition to the potential criminal and civil liabilities mentioned above, in certain circumstances the Company may be able to recover all profits made by an insider who traded illegally, plus collect other damages. In addition, the Company (and its executive officers and directors) could itself face penalties of the greater of $1 million or three (3) times the profit gained or loss avoided as a result of an employee’s violation and/or a criminal penalty of up to $25 million for failing to take steps to prevent insider trading.

Without regard to the civil or criminal penalties that may be imposed by others, willful violation of this Policy and its procedures may constitute grounds for dismissal. The procedures regarding securities trading outlined below are designed to deter and, where possible, to prevent such improper trading.

POLICIES REGARDING TRANSACTIONS IN THE COMPANY’S SECURITIES

The following policies apply to all transactions, direct or indirect, in all of the Company’s securities, (including those shares of common stock that may be held in any Company 401(k) retirement savings plan, pension plan, retirement plan, other similar plan or any such similar plan that the Company may adopt in the future).

Prohibitions for All Employees:

No Trading on Material, Non-Public Information. No employee who is aware of any material, non-public information concerning the Company or a third-party with whom the Company does business, competes with or has contact, shall engage in any transaction in the Company’s or such third-party’s securities, including any offer to purchase or sell, during any period commencing with the date that he or she obtains such material, non-public information and ending at the beginning of the second (2nd) Trading Day following the date of public disclosure of that information. After termination of employment, any employee who is in possession of material, nonpublic information is prohibited from trading in Company securities until that information has become public or is no longer material pursuant to this Policy.

No Tipping. No employee shall disclose (“tip”) material, non-public information to any other person where such information may be used by such person to his or her benefit by trading in the securities of the company to which such information relates, nor shall an employee make any recommendations or express any opinions as to trading in the Company’s securities to any other person on the basis of material, non-public information.

No Short Sales. No employee shall engage in the short sale of the Company’s securities. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within twenty (20) days thereafter. Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and, therefore, signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance.

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No Investments in Derivatives of the Company’s Securities. No employee shall invest in Company-based derivative securities. “Derivative Securities” are options, warrants, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as the Company’s common stock. This prohibition includes, but is not limited to, trading in Company-based put or call option contracts, trading in straddles and the like. However, holding and exercising stock options, restricted stock units or other derivative securities granted under the Company’s equity compensation plans is not prohibited by this Policy.

No Margin Purchases. No employee shall purchase the Company’s securities on margin. This means such persons are prohibited from borrowing from a brokerage firm, bank or other entity in order to purchase the Company’s securities (other than in connection with “cashless” exercises of stock options under the Company’s equity compensation plans).

No Pledging. No employee shall pledge, hypothecate, or otherwise encumber shares of the Company’s securities as collateral for indebtedness. This includes but is not limited to holding such shares in a margin account or any other account that could cause the Company’s securities to be subject to a margin call or otherwise be available as collateral for a margin loan.

No Hedging. Employees may not speculatively trade in or hedge the Company’s securities. Employees should be aware that frequent buying and selling within short time intervals might subject that employee to Company or external scrutiny.

No Standing or Limit Orders. Placing standing or limit orders on Company securities outside of a properly established Rule 10b5-1 Plan.

Additional Prohibitions and Procedures for Section 16 Reporting Persons and Designated Individuals:

The following prohibitions and procedures apply to Section 16 Reporting Persons (as defined below) and certain other employees that may be designated by the Company from time to time (“Designated Individuals”). “Section 16 Reporting Persons” are members of the Company’s Board of Directors and certain executive officers, who are subject to the reporting and “short-swing profit” liability provisions of Section 16 of the Exchange Act. Section 16 Reporting Persons and Designated Individuals will be informed of their status by the Company’s Chief Financial Officer.

Under special circumstances, certain employees who are not Section 16 Reporting Persons or Designated Individuals may gain access to material, non-public information and the Company, in its discretion, may determine that such employees may also be subject to the below listed prohibitions and procedures. Such employees will be notified of such status and will be subject to the below listed prohibitions and procedures for such period of time as the Company deems appropriate.

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No Trading During Black-Out Periods. Section 16 Reporting Persons, Designated Individuals, as well as members of their immediate families and households are subject to black-out periods during which they are prohibited from conducting any transactions involving the Company’s securities. Each black-out period begins at the close of the market on the fourteenth (14th) day prior to the close of any fiscal quarter and ends at the open of the market on the first (1st) Trading Day following the release of the Company’s quarterly or annual financial results for that particular quarter. The prohibition against trading during black-out periods also prohibits the fulfillment of “limit orders” by any broker for such Section 16 Reporting Person, Designated Individual or member of such person’s immediate family or household, and the brokers with whom any such “limit order” is placed must be informed of such prohibition at the time such “limit order” is placed.

Additional event specific black-out periods may be implemented with regard to certain employees or groups from time to time who are in possession of non-public information regarding potentially significant matters. In these cases such individuals may not engage in any trade of any type under any circumstances. The existence of an event specific blackout will generally not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in Company securities during an event specific blackout, such individual will be informed of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event specific blackout should not disclose the existence of the blackout to any other person.

IT SHOULD BE NOTED THAT ANY PERSON WHO POSSESSES MATERIAL, NON-PUBLIC INFORMATION, REGARDLESS OF WHETHER OR NOT IT IS WITHIN THE BLACK-OUT PERIOD OR NOT, SHOULD NOT ENGAGE IN ANY TRANSACTION INVOLVING THE COMPANY’S SECURITIES.

No Trading in the Company’s Securities on a Short-Term Basis. Any Company securities purchased on the open market by a Section 16 Reporting Person, Designated Individual or member of such individuals’ immediate family or household must be held for a minimum of six (6) months. Note that the SEC’s short swing profit rules already penalize Section 16 Reporting Persons who sell any Company securities within six (6) months of a purchase by requiring such person to disgorge all profits to the Company whether or not such person had knowledge of any material, non-public information.

Same day “cashless” exercises of stock options are not subject to this prohibition, provided that there were no previous purchase transactions on the open market within six (6) months of the exercise date.

Pre-Clearance of Trading by Section 16 Reporting Persons and Designated Individuals. If a Section 16 Reporting Person, Designated Individual or member of such person’s immediate family or household is contemplating a transaction in the Company’s securities, the proposed transaction must be pre-cleared with Company’s Chief Financial Officer or their designee (each, a “Compliance Officer”), even if the proposed transaction is to take place outside of a black-out period.

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A request for pre-clearance should be submitted to a Compliance Officer at least two business days in advance of the proposed transaction. A Compliance Officer is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade. The Chief Executive Officer has the sole discretion to decide whether to clear transactions by a Compliance Officer or a Compliance Officer’s family members and controlled entities.

If, upon requesting pre-clearance, an individual is advised that a transaction in Company securities may take place, the individual may enter into such transaction.

Exceptions to the Prohibitions on Trading:

The only exceptions to this Policy’s prohibitions of trading in the Company’s securities as outlined above are the following:

●	Stock Option Exercises – Exercises in stock options granted under the Company’s equity compensation plans for cash; however, this exception does not apply to the subsequent sale of the shares acquired pursuant to the exercise of a stock option;

●	Restricted Stock Unit Awards – Vesting of restricted stock units, or Company withholding or selling shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock units; however, this exception does not apply to any market sale of restricted stock units, other than as provided herein;

●	Employee Stock Purchase Plan – Purchases of Company securities in any employee stock purchase plan resulting from periodic contribution of money to the plan pursuant to the election made at the time of enrollment in the plan; however, this exception does not apply to elections to participate in the plan for any enrollment period, and to sales of Company securities purchased pursuant to the plan;

●	401(k) Plan – Purchases of Company stock in its 401(k) plan resulting from periodic contributions of money pursuant to a payroll deduction election; however, this exception does not apply to certain elections made under the Company’s 401(k) plan, including (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of the Company stock fund balance and (d) an election to pre-pay a plan loan if the pre- payment will result in allocation of loan proceeds to the Company stock fund;

●	Bona Fide Gifts – Bona fide gifts of securities are not deemed to be transactions for the purposes of this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the gifted securities. Whether a gift is truly bona fide will depend on the circumstances surrounding a specific gift. The more unrelated the donee is to the donor, the more likely the gift would be considered “bona fide” and not a “transaction.” For example, gifts to charities, churches or non-profit organizations would not be deemed to be “transactions.” However, gifts to dependent children followed by a sale of the “gifted securities” in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, may be deemed to be a “transaction” and not a “bona fide gift.”; and

●	Rule 10b5-1 Trading Plans – Rule 10b5-1 under the Exchange Act provides an affirmative defense, under certain conditions, against allegations that an insider traded in Company securities while aware of material non-public information. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a trading plan for transactions in Company securities that meets certain conditions specified in Rule 10b5-1 (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company securities may be purchased or sold without regard to certain insider trading restrictions, including blackout requirements.

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The Company is required under federal securities rules to report the adoption, and any modification or termination, of a Rule 10b5-1 Plan by any director or Section 16 Reporting Persons in its Form 10-Q or Form 10-K for the quarter in which the adoption, modification or termination occurs. This disclosure requirement also applies to trading plans that do not qualify for the affirmative defense under Rule 10b5-1. Disclosure is required of the individual’s name, the date of adoption, modification or termination of the plan, the duration of the plan and the total number of securities to be sold or purchased under the plan.

Any Rule 10b5-1 Plan proposed to be entered into by a person subject to this Policy must be approved by the Chief Financial Officer and meet the requirements of Rule 10b5-1. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material non-public information and not during a black-out period. Transactions under a plan may not be made prior to the expiration of the applicable cooling-off period set forth in Rule 10b5-1.1 Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade, and a plan can only be terminated or modified during a time when the person is not aware of any material non-public information. The plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party. Subject to limited exceptions, an individual may only have one Rule 10b5-1 Plan in place at a time and may enter into only one “single-trade” plan in any 12-month period.

Rule 10b5-1 Plans must be approved by the Chief Financial Officer and requests for approval must be submitted at least two weeks prior to the entry into the Rule 10b5-1 Plan.

While these transactions are exceptions to this Policy’s prohibitions on trading in the Company’s securities, a Section 16 Reporting Person, Designated Individual or member of such person’s immediate family or household contemplating such a transaction should still pre-clear the proposed transaction with the Company’s Chief Financial Officer or their designee.

1 Directors and Section 16 Reporting Persons are subject to a cooling off period of at least 90 days, but the period may be extended up to 120 days depending on the timing of the Company’s quarterly filing of its Quarterly Report on Form 10-Q or Annual Report on Form 10-K. Other individuals are subject to a cooling off period of 30 days.

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Individual Responsibility:

You are responsible for complying with this Policy, including for determining whether you are in possession of material non-public information. Any action on the part of the Company, or the Chief Financial Officer pursuant to this Policy (or otherwise), does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described above in more detail under the heading “Potential Criminal and Civil Liability and/or Disciplinary Action.”

Post-Termination Transactions:

The Policy continues to apply to transactions in Company securities even after your service with the Company has ended (other than the trading prohibitions during a black-out period, which will cease to apply upon the expiration of any black-out period pending at the time of the termination of service). If you are aware of material non-public information when your employment terminates, you may not purchase or sell Company securities until that information has become public or is no longer material.

POLICIES REGARDING THE USE, DISCLOSURE AND PROTECTION OF MATERIAL, NON-PUBLIC INFORMATION

All employees of the Company have ethical and legal responsibilities to maintain the confidentiality of material, non-public information.

Use and Disclosure of Material, Non-Public Information. As explained previously, under no circumstances may an employee use material, non-public information about the Company for his or her personal benefit. Moreover, except as specifically authorized or in the performance of regular corporate duties, under no circumstances may an employee release to others information that might affect the Company’s securities. Therefore, it is important that an employee not disclose material, non-public information to anyone, including other employees of the Company, unless the other employee needs to know such information in order to fulfill his or her job responsibilities. Under no other circumstances should such information be disclosed to anyone, including family, relatives or business or social acquaintances. In maintaining the confidentiality of the information, the individual in possession of such information shall not affirm or deny statements made by others, either directly or through electronic means, if such affirmation or denial would result in the disclosure of material, non-public information.

If an employee has any doubt about whether certain information is non-public or material, such doubt should be resolved in favor of not communicating such information or trading without discussing with the assigned compliance officer or raising with in-house counsel. Questions concerning what is or is not material, non-public information should be directed to the Company’s Chief Financial Officer.

Material, Non-Public Information Regarding Other Companies. In the ordinary course of doing business, employees may come into possession of material, non-public information with respect to other companies. An individual receiving material, non-public information in such a manner has the same duty not to disclose the information to others or to use that information in connection with securities transactions of such other company as such individual has with respect to material, non-public information about the Company.

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If the Company is in the process of negotiating a significant transaction with another company, employees are cautioned not to trade in the stock of that company if they are in possession of material, non-public information concerning such company.

If an employee is not certain whether it is permissible to trade in the stock of such company, the employee should contact the Company’s Chief Financial Officer before making any trades.

Unauthorized Disclosure of Internal Information. Unauthorized disclosure of internal information about the Company may create serious problems for the Company whether or not the information is used to facilitate improper trading in securities of the Company. Therefore, it shall be the duty of each person employed or affiliated with the Company to maintain the confidentiality of information relating to the Company or obtained through a relationship of confidence. Company personnel should not discuss internal Company matters or developments with anyone outside the Company, except in the performance of regular corporate duties.

Precautions to Prevent Misuse or Unauthorized Disclosure of Sensitive Information. When an employee is involved in a matter or transaction which is sensitive and, if disclosed, could reasonably be expected to have an effect on the market price of the securities of the Company or any other company involved in the transaction, that individual should consider taking extraordinary precautions to prevent misuse or unauthorized disclosure of such information. Such measures include the following:

●	Maintaining files securely and avoiding storing information on computer systems that can be accessed by other individuals;
●	Avoiding the discussion of confidential matters in areas where the conversation could possibly be overheard;
●	Not gossiping about Company affairs; and
●	Restricting the copying and distribution of sensitive documents within the Company.

Internet. Any written or verbal statement that would be prohibited under the law or under this Policy is equally prohibited if made on the Internet or by social media.

Inadvertent Disclosure of Material, Non-Public Information. If material, non-public information regarding the Company is inadvertently disclosed, no matter what the circumstances, by any employee, the person making or discovering that disclosure should immediately report the facts to the Company’s Chief Financial Officer.

Inquiries Regarding Material, Non-public Information. When an inquiry is received regarding information that may be material, it should be referred, without comment, to the Company’s Investor Relations Department.

Reporting of Violations. Any person who believes that a violation of this policy has taken place shall report such violation promptly to the Chief Financial Officer.

Any questions concerning this Policy should be made by telephone to the Company’s Chief Financial Officer.

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Acknowledgment of Receipt and Review

I, _________________________ (employee name), acknowledge that on ____________________________ (date), I received a copy of Bone Biologics Corporation Insider Trading Policy and that I read it, understood it and agree to comply with it. I understand that it is my responsibility to be familiar with and abide by its terms. I understand that the information in this Policy is intended to help Bone Biologic Corporation’s employees to work together effectively on assigned job responsibilities. This Policy is not promissory and does not set terms or conditions of employment or create an employment contract.

Signature

Printed Name

Date

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